Exhibit 99.11

PyroGenesis Receives Additional $457K Under Exclusive Agreement
with US Tunneling Company

MONTREAL, Quebec (GlobeNewswire – April 21, 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch systems, is pleased to announce today that, further to its press release dated April 1st, 2020, it has received an additional US$325K (approx. CA $457K) under the exclusive agreement (the “Agreement”) with a US based tunneling company (the “Client”). To date, the Company has received US $725K (over CA $1M) in total. The Client’s name will remain anonymous for confidentiality and competitive reasons.

“This is an ideal contract, given the current situation, where all the engineering work can be done remotely,” said Mr. Peter Pascali, CEO of PyroGenesis Canada Inc. “This relationship is timely, given the current environment where investors are more focused on multiple secure revenue streams.  It is important to note that this relationship was not born out of the current crisis and, as such, is expected to continue well after the pandemic is behind us.”

Under this Agreement, PyroGenesis will not only develop and supply high-powered plasma torches, specifically designed for tunneling applications, but will also be intimately involved in all aspects of design and development for the entire project. Upon success, the Client is committed to purchase exclusively, and PyroGenesis is committed to exclusively supplying, plasma torches and auxiliary equipment for these applications. The scope of work is now comprised of several phases, each being defined by the results from the former.

PyroGenesis’ high-powered plasma torch will be used to replace traditional tunneling methods. An important benefit in using plasma-based tools versus traditional methods, is its potential to drill through all geologies with greater flexibility in size diameter, while at the same time being more economical, efficient and environmentally friendly.

“Once again, this Agreement underscores our plasma torch expertise, and we are pleased to be applying it to a very unique and significant opportunity,” said Mr. Alex Pascali, Business Development Manager of PyroGenesis. “This highlights the fact that we not only sell plasma torches, but also provide the expertise required to develop cutting edge plasma-based applications. The Company continues to increase revenues and reduce risk by diversifying its customer base with a standard product offering. This is just one of many exciting developments at PyroGenesis these days.”

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, cutting-edge contract research, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/